UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Charm Communications Appoints President of Agency Business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: August 17, 2012

Exhibit 99.1

Charm Communications Appoints President of Agency Business

BEIJING, August 15, 2012 — Charm Communications Inc. (Nasdaq: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced that Ms. Cathy Chen has been appointed president of the Company’s agency business.

Ms. Chen will be responsible for Charm’s overall advertising agency business, which consists of three business units: Charm Advertising, Charm Interactive, and Charm Click. She will report directly to Mr. He Dang, the Company’s founder, chairman and chief executive officer.

Mr. Dang commented, “Ms. Chen’s extensive management experience with leading multinational companies and unique marketing perspectives make her well suited to lead our advertising agency and overall business development and strategic planning initiatives. Through her previous experience she has demonstrated a strong knowledge of all marketing segments and distribution channels as well as a keen business vision and aptitude for strategic planning and execution. We’re confident in her abilities to lead at a high level within Charm and help us to realize our long-term business objectives as we continue to expand our capabilities and build out our full-service integrated advertising platform.”

Ms. Chen has over 20 years of experience in multinational market operations and management, with particular expertise in the Chinese market. Prior to joining Charm, she served as chief marketing officer at GE HealthCare (China) Co. Ltd (“GE Healthcare”) from 2009 to 2010, where she was responsible for planning and expanding GE Healthcare’s Greater China marketing strategy. Prior to working at GE Healthcare, Ms. Chen served as general manager of Eastern China for Motorola (North Asia) Co. Ltd from 2007 to 2009, cluster marketing director of Greater China for Shell (China) Co., Ltd. from 2005 to 2007, national marketing director and general manager of kitchen appliances at Electrolux (China) Co., Ltd. from 1997 to 2004 and marketing manager of North China for PepsiCo Foods International Co. from 1996 to 1997. Ms. Chen holds a master’s degree in business management from Peking University and a bachelor’s degree in industrial management from Chengdu Electronic Technology University.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com